Strasburger & Price, LLP
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Austin, Texas 78701
Telephone 512.499.3600
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December 14, 2009

VIA EDGAR and
Overnight Courier

H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549-4628

Attention:  John P. Lucas

RE:	Royale Energy, Inc.
Registration Statement of Form S-3
File No. 333-163184

Dear Mr. Lucas:

On behalf of our client, Royale Energy, Inc., we are responding to your letter dated December 8, 2009, regarding the referenced registration statement.  Today Royale Energy filed Pre-Effective Amendment No. 1 to its Form S-3.  Enclosed (via Federal Express) are four copies of the S-3/A, together with four copies marked to show changes from the original filing.

The following numbered responses in this letter correspond to the numbered comments in your December 8 letter.  Page references are to the Form S-3/A as filed with the Commission via EDGAR.

Form S-3

General

1.	Please file all required exhibits in your next amendment. For example, we note that you have not filed a legal opinion or consents from the named experts, including your auditor.

Response: The amended S-3 includes all required exhibits.

2.	Provide page numbers in this and all other documents you file.

Response: The amended S-3 and exhibits include page numbers.

Information Incorporated by Reference

3.	Please specifically incorporate by reference the following documents or explain why they do not need to be so incorporated:

• The Form 10-K filed March 27, 2009 (as amended)
• The Form 8-K filed February 19, 2009; and
• The Form 8-K filed November 16, 2009.

Response: See page 11. The listed documents have been incorporated.

Form 8-K Filed November 16, 2009

4.
We note that you agreed to modify certain terms of a recent equity offering to comply with a NASDAQ listing rule.  Tell us what consideration you gave to indicating the offering to which you referred, the terms of the offering and the changes that you made.

Response:  The November 16, 2009 8-K was filed to comply with NASDAQ Rule 5810(b), as noted by the NASDAQ staff in their letter to Royale Energy dated November 11, 2009, which related to a $1.1 million private equity sale.  See Royale Energy’s Form 8-K filed August 6, 2009.  A copy of the NASDAQ letter is enclosed (via Federal Express).  In their letter, the NASDAQ staff stated that Rule 5810(b) required the company to make a public announcement which must include disclosure of (1) receipt of the NASDAQ letter and (2) the NASDAQ rules on which the letter was based.  Since this was the literal requirement cited in the NASDAQ letter, the company limited its disclosure to the information required by NASDAQ.

The company did not make a more detailed disclosure because it viewed the changes made in response to the NASDAQ comments as immaterial.  As outlined in the NASDAQ letter, NASDAQ’s comments related to a private placement to a single investor on August 5, 2009.  That sale involved multiple warrants.  One of those warrants was a Series A-1 warrant to purchase 1,808 shares of the company’s common stock (approximately 0.02% of the company’s 8.5 million shares outstanding before the private placement).  In NASDAQ’s view, the terms of the A-1 warrant caused it to be issued at a price below the then-current market price of the company’s stock.

At NASDAQ’s request, the investor agreed to raise the exercise price of the Series A-1 warrant by $0.02 per share from $2.19 per share to $2.21 per share, which was Royale Energy’s closing market price on August 4, 2009, the day prior to the sale.  This would result in additional consideration to the company on exercise of the Series A-1 warrant of $36.16 if all warrant shares were purchased.  The warrant holder also agreed to eliminate anti-dilution provisions from the Series A-1 warrant to comply with the NASDAQ rule.

Finally, NASDAQ had pointed out that the placement agent warrant to purchase 33,166 shares (approximately 0.3% of the company’s shares outstanding before the placement) issued in connection with the August 5 sale had also been issued at a price below the August 4 closing price of $2.21 per share.  In response, the placement agent agreed to increase the warrant exercise price from $1.99 per share to $2.21 per share.  This would result in additional consideration to the company of $7,297 if all placement agent warrant shares were purchased.

Because of the insignificant size of the changes requested by NASDAQ, the company did not feel further explanation of the revisions made at NASDAQ’s request was justified, and it limited the disclosure in the 8-K to that requested in the NASDAQ letter.

We trust that this information fully responds to your comments.  At the time that Royale Energy requests acceleration of the effective date of the registration statement, it will provide the acknowledgements requested in your December 8 letter.  Please contact me if you have questions or require additional information.

Very truly yours,

Lee Polson

Lee Polson